December 15, 2010

By EDGAR Transmission and by Hand Delivery

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	China Biologic Products, Inc.
Registration Statement on Form S-3
Filed December 9, 2010
File No. 333-171069

Dear Mr. Riedler:

On behalf of China Biologic Products, Inc. (the “Company”), we hereby submit this response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated December 15, 2010, with respect to the Company’s registration statement on Form S-3 (the “Registration Statement”), along with Amendment No. 1 to the Registration Statement (the “Amendment”).

We understand and agree that:

a.     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.     the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.     the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Division of Corporation Finance
December 15, 2010

RESPONSE: We note your comment and we have revised our disclosure under “Incorporation of Certain Information by Reference” on page 31 of the Amendment, to include the incorporation by reference of our Current Report on Form 8-K filed on December 14, 2010.

We have also included a statement that “all filings filed by us pursuant to the Exchange Act after the date of the initial registration statement, of which this prospectus is a part, and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.”

[Remainder of Page Left Blank Intentionally]

Division of Corporation Finance
December 15, 2010

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (+86) 538-620-2306 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our U.S. securities counsel at (202) 663-8158.

Very truly yours,

CHINA BIOLOGIC PRODUCTS, INC.

By: /s/ Chao Ming Zhao
Name: Chao Ming Zhao
Title: Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq. Dawn M. Bernd-Schulz, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, N.W.
Washington, D.C. 20037-1122